Exhibit 3.1

Filed in the Office of Secretary of State State Of Nevada Business Number E0325772015 - 4 Filing Number 20211803734 Filed On 10/4/2021 3:43:00 PM Number of Pages 4

DocuSign Envelope ID : 259839E6 - C82C - 44FA - A3D8 - 3D85DFBF6D39 BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701 - 4201 (775) 684 - 5708 Website: www.nvsos.gov 4 T 5 C c 6 ( Profit Corporation: Certificate of Amendment cPuRsuANT TO NRs 78 . 380 & 78.385/78 . 390) Certificate to Accompany Restated Articles or Amended and Restated Articles cPuRsuANT TO NRs 78.403) Officer's Statement (PuRsuANT To NRs 80 . 030) . Effective Date and ime: (Optional) Date : Time : I --- (must not be later than 90 days after the certificate is filed) . Information Being hanged: (Domestic orporations only) Changes to takes the following effect: The entity name has been amended . D The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) D The purpose of the entity has been amended. Ƒ The authorized shares have been amended . D The directors , managers or general partners have been amended . D IRS tax language has been added . D Articles have been added . D Articles have been deleted. Other. The articles have been ame ded as follows: (provide article numbers , if available) The articles are amended as set forth on Exhibit A attached hereto. (attach additional page(s) if necessary) . Signature: Required) I Gar y Bartholomew , CE O Signature of Officer or Authorized Signer Title x _ Signature of Off i cer or Authorized Signer Title * If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote , in addition to the affirmative vote otherwise required , of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof . Please include any required or optional information in space below: (attach additional page(s) if necessary) This form must be accompanied by appropriate fees . Page 2 of 2 Revised : 1 / 1 / 2019

Exhibit A.

1.	Article 1 is hereby amended to read as follows:

The name of the corporation is TrueNorth Quantum, Inc.

2.	Article 3 is hereby amended to read as follows:

3.1.	Total Authorized.

The total number of shares of all classes of capital stock that the corporation has authority to issue is 800,000,000 shares, consisting of: 600,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and 200,000,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). One (1) share of Preferred Stock is designated as "Series A Preferred Stock" with the rights, privileges and limitations set forth herein.

3.2.	Series A Preferred Stock.

3.2.1.	Voting Rights.

(a)            The holder of record of the share of Series A Preferred Stock, except as otherwise required under applicable law or as set forth in subparagraph (b) below, shall not be entitled to vote on any matter required or permitted to be voted upon by the stockholders of the Company.

(b)            With respect to all meetings of the stockholders of the Company at which the holders of the Company's Common Stock are entitled to vote (each, a "Stockholder Meeting") and with respect to any written consents sought by the Company from the holders of such Common Stock (each, a "Stockholder Consent"), the holder of the share of Series A Preferred Stock shall vote together with the holders of such Common Stock as a single class except as otherwise required under applicable law, and the holder of the share of Series A Preferred Stock shall be entitled to cast on such matter a number of votes equal to one vote plus the number of Exchangeable Shares (the "Exchangeable Shares") of TrueNorth ExchangeCo Inc., a corporation existing under the laws of the Province of Alberta ("Canco"), outstanding as of the record date for determining stockholders entitled to vote at such Stockholder Meeting or in connection with the applicable Stockholder Consent (i) that are not owned by the Company or its affiliates and (ii) as to which the holder of the share of Series A Preferred Stock has received voting instructions from the holders of such Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement (the "Trust Agreement") to be entered into among the Company, Canco and the trustee thereunder (the "Trustee").

3.2.2.       Dividend and Distribution Rights. The holder of record of the share of Series A Preferred Stock shall not be entitled to receive any dividends or distributions declared and paid by the Company.

3.2.3.       Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder ofrecord of the Series A Preferred Stock shall not be entitled to receive any assets of the Company available for distribution to its stockholders.

3.2.4.	Other Provisions.

(a)            The holder of record of the share of Series A Preferred Stock shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Company.

(b)           The Trustee shall exercise the voting rights attached to the share of Series A Preferred Stock pursuant to and in accordance with the Trust Agreement. The voting rights attached to the share of Series A Preferred Stock shall terminate pursuant to and in accordance with the Trust Agreement.

(c)            At such time as the share of Series A Preferred Stock has no votes attached to it, the Series A Preferred Stock shall be automatically cancelled.

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3.2.5.       No Other Rights or Privileges. Except as specifically set forth herein, the holder of the share of Series A Preferred Stock shall have no other rights, privileges or preferences.

3.3.	Designation of Preferred Shares

3.3.1.       The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Nevada, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Nevada ("Certificate of Designation"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series.

3.3.2.       Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article 3, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

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